SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the month of December 1999

                              TOWNPAGESNET.COM PLC

         11 MARKET SQUARE, ALTON, HAMPSHIRE, GU34 1HD, UNITED KINGDOM
                            (011) 44-1420-543-468

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                  Form 20-F  [X]            Form 40-F  __

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

                  Yes  __                   No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

                  N/A


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                               REPORT ON FORM 6-K

                              TOWNPAGESNET.COM PLC

      This Report on Form 6-K contains information substantially similar to what TownPagesNet.com plc, a corporation organized and existing under the laws of England and Wales ("TownPages"), would have filed on a Current Report on Form 8-K under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), if TownPages was a United States corporation filing reports under the Exchange Act.

ITEM 2.   ACQUISITION OR DISPOSITION OF ASSETS.

      Effective November 1, 1999, TownPages consummated the merger of its newly-formed, wholly-owned subsidiary, Rasmussen Acquisition Corp., a Washington corporation ("Acquisition Corp."), with and into Research Sales, Inc. (d/b/a Rasmussen Research, Inc.), a Washington corporation (the "Company"), thereby acquiring 100% of the share capital (the "Shares") of the Company. The Company is an Internet-based polling and market research firm.

      The Shares were acquired from the individual stockholders of the Company, including its founder and majority stockholder, Scott Rasmussen (individually the "Principal Stockholder," and together with the other stockholders, the "Stockholders"). In consideration for the Shares, TownPages delivered to the Stockholders an aggregate of 551,302 of TownPages ordinary shares, valued at approximately $4.5 million at $8.1625 per share based on the average closing price per share of TownPages American Depositary Shares ("ADSs") on the American Stock Exchange for the 15 days ending on September 1, 1999.

      As part of the transaction, TownPages has agreed to file a registration statement on Form F-1 or other applicable form of registration statement at the Principal Stockholder's request to register under the United States Securities Act of 1933, as amended (the "Securities Act"), an aggregate of 91,884 of the 275,210 TownPages ordinary shares issued the Principal Stockholder at closing. The Principal Stockholder and TownPages have agreed that, unless otherwise agreed by TownPages, TownPages is not obligated to register or permit the sale or transfer of no more than 30,628 of the Principal Stockholder's TownPages shares in each of the three years following the closing of the acquisition. The Principal Stockholder agreed not to sell or transfer the remaining TownPages ordinary shares for a period of 12 months from the closing date.

      In addition, pursuant to the terms of the Agreement and Plan of Merger entered into among TownPages, Acquisition Corp. and the Company, TownPages has made working capital loans to the Company in the aggregate amount of $595,000 and it will make an additional $150,000 in working capital loans by December 1, 1999. The loans are evidenced by promissory notes bearing interest at the Bank of America prime rate and are payable one year from the date of the notes. The Company is solely responsible for the repayment of the loans.

      The information set forth above is qualified in its entirety by reference to: (i) the Agreement and Plan of Merger by and among TownPagesNet.com plc, Rasmussen Acquisition Corp. and Research Sales, Inc. dated September 9, 1999, a copy of which is attached hereto as Exhibit 4.1; and (ii) the Press Release of TownPages, released October 25, 1999, a copy of which is attached hereto as
Exhibit 99.1.


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Item 7.   Financial Statements, Pro Forma Financial Statements and Exhibits.

      Financial statements of Research Sales, Inc. and pro forma financial information are presently in the process of being prepared by TownPages and its auditors and will be filed by TownPages on Form 6-K as soon as practicable.

(c)   Exhibits.
      --------

      Exhibit No.                         Description
      ----------                          -----------

          4.1     Plan   and   Agreement   of   Merger   by  and   among
                  TownPagesNet.com   plc,  Rasmussen   Acquisition  Corp.  and
                  Research Sales, Inc. dated September 9, 1999.

          99.1    Press Release, dated October 25, 1999.


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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                   TOWNPAGESNET.COM PLC



Date:  January 13, 2000       By:/s/Stephen Hall
                                 --------------------------------------
                                 Stephen Hall, Chief Operations Officer



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                                  EXHIBIT INDEX
                                  -------------

      Exhibit No.       Description
      ----------        -----------

          4.1     Agreement   and  Plan  of   Merger  of  by  and  among
                  TownPagesNet.com   plc,  Rasmussen   Acquisition  Corp.  and
                  Research Sales, Inc. dated September 9, 1999.

          99.1    Press Release, dated October 25, 1999.